UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 16, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 12 September 2013 entitled ‘UPDATE ON VODAFONE OFFER FOR KABEL DEUTSCHLAND ’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

12 September 2013

UPDATE ON VODAFONE OFFER FOR KABEL DEUTSCHLAND

Vodafone announces in connection with the voluntary public takeover offer (the “Offer”) for Kabel Deutschland Holding AG (“KDH”) by Vodafone Vierte Verwaltungs AG (formerly Vodafone Vierte Verwaltungsgesellschaft mbH), a subsidiary of Vodafone Group Plc, that the 75% minimum acceptance condition has been met. Vodafone will publish a final announcement with the definitive tender ratio on 16 September 2013.

KDH shareholders who have not accepted the Offer within the acceptance period may still accept the Offer within the additional acceptance period that is expected to commence on 17 September 2013 and end at 24:00 hours (Frankfurt am Main local time) on 30 September 2013. The Offer can no longer be accepted upon expiry of the additional acceptance period. Settlement of the Offer will take place upon completion of the additional acceptance period and remains subject to fulfilment of the other completion conditions, including merger control clearance from the European Commission which is expected to complete its Phase I review of the Offer by Friday, 20 September 2013.

After completion of the Offer, Vodafone intends to initiate and pass a resolution at the general meeting of KDH shareholders with regard to the execution of a domination and profit and loss transfer agreement with KDH pursuant to sections 291 et seq. of the Stock Corporation Act.

Enquiries:

Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 Tel: +44 (0) 1635 664 444

Information Agent DF King	Tel +44 (0) 2079 209 700

The Offer is subject to the full terms and conditions set out in the offer document.

Disclaimer

This announcement is for information purposes only and does not constitute an invitation to make an offer to sell KDH shares. This announcement does not constitute an offer to purchase KDH shares and is not for the purposes of Vodafone making any representations or entering into any other binding legal commitments.

An offer to purchase shares in KDH will be solely made by the offer document published by Vodafone Vierte Verwaltungsgesellschaft mbH (now called Vodafone Vierte Verwaltungs AG) on 30 July 2013 and is exclusively subject to its terms and conditions. The terms and conditions contained in the offer document may differ from the general information described in this announcement.

KDH shareholders are strongly recommended to read the offer document and any related documents since they will contain important information, and to seek independent advice, where appropriate, in order to reach an informed decision in respect of the content of the offer document and with regard to the voluntary public offer for KDH.

The Offer will be issued exclusively under the laws of the Federal Republic of Germany, especially under the German Securities Acquisition and Takeover Act (“Takeover Act”) and the Regulation on the Content of the Offer Document, Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Issue an Offer (“Takeover Offer Regulation”) and certain applicable provisions of U.S. securities law. The Offer will not be executed according to the provisions of jurisdictions (including the jurisdictions of Australia and Japan) other than those of the Federal Republic of Germany and certain applicable provisions of U.S. securities law. Thus, no other announcements, registrations, admissions or approvals of the Offer outside the Federal Republic of Germany have been filed, arranged for or granted. The KDH Shareholders cannot rely on having recourse to provisions for the protection of investors in any jurisdiction other than such provisions of the Federal Republic of Germany. Any contract that is concluded on the basis of the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Vodafone has not approved the publication, sending, distribution, or dissemination of this announcement or any other document associated with the offer by third parties outside the Federal Republic of Germany. Neither Vodafone nor persons acting in concert with Vodafone within the meaning of Section 2 para. 5 sentence 1 and sentence 3 of the Takeover Act are in any way responsible for the compliance of the publication, sending, distribution, or dissemination of this announcement or any other document associated with the Offer by a third party outside of the Federal Republic of Germany to any jurisdiction with legal provisions other than those of the Federal Republic of Germany.

The release, publication or distribution of this announcement in certain jurisdictions other than the Federal Republic of Germany may be restricted by law. Persons who are not resident in the Federal Republic of Germany or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

If you are a resident of the United States, please read the following:

The Offer is intended to be made in the United States in reliance on, and compliance with, Section 14(e) of the US Securities Exchange Act of 1934 (the “Exchange Act”) and Regulation 14E thereunder, as exempted thereunder by Rule 14d-1(d).

In accordance with the intended Offer, Vodafone, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in KDH outside the Offer during the period in which the offer remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

Goldman Sachs International / UBS

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the offer or any matter referred to herein.

UBS, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS, or for giving advice in connection with the offer or any matter referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 16, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary